Mail Stop 4561
								July 28, 2005

By U.S. Mail and Facsimile to (509) 465-9681

Robert M. Daugherty
President and Chief Executive Officer
AmericanWest Bancorporation
41 West Riverside Avenue, Suite 400
Spokane, Washington
99201

Re:	AmericanWest Bancorporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
	File No. 000-18561

Dear Mr. Daugherty:

      We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Changes in Credit Administration and Officers
1. You note major changes in your credit administration and policies and have announced major officer replacements. Please tell us whether you made these changes in response to regulatory agency direction or recommendations.

If you entered into a regulatory agreement or understanding of any form related to these changes, please tell us and amend your Form
10-
K for December 31, 2004 and Form 10-Q for March 31, 2005 to disclose the following:

* The nature and term of any agreements or understandings,
* The significant requirements of any agreements or understandings, and
* The expected impact these requirements may have on your credit policies, asset and liability management, and results of operations and cash flows in the future.


       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant


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Robert M. Daugherty
AmericanWest Bancoporation
July 28, 2005
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